

Mundoval Fund

Global Value Investing

Industry Focus: Insurance Companies

What insurance companies are held in Mundoval and why?

Allstate:

- A Fortune 100 company with 13 lines of insurance, including property, life, auto and commercial. Unlike many insurers that use independent agents to sell policies, Allstate's 14,000 agents sell only Allstate products, giving Allstate an edge in understanding a customer's entire risk profile.
- We're attracted to Allstate's steady history of generating cash, which has exceeded $2 billion in each of the past 10 years.[1]

Travelers:

- Founded in 1864, today Travelers offers insurance across 22 product lines, primarily property and casualty insurance.[2]
- We like Travelers' ability to steadily generate net income over expenses, including in 2008 when both financial and natural crises pushed most other insurers into the red for the year.

Munich Re Group:

- When insurance providers need insurance themselves, they often turn to Munich Re, a German reinsurance company with 40 million clients in 30 countries.[3]
- As investors, we like the diversity of Munich Re business, which is spread over various nations, client types, and product lines, helping to limit risk at the client and corporate level.

Aegon:

- The Netherlands-based insurance company traces its history back to the mid-1800's, when company predecessors provided Dutch families access to funeral funds. Aegon today offers insurance and asset management products worldwide, including a long-time US presence via its subsidiary, Transamerica.[4]
- Although Aegon's life insurance business carries a fair amount of leverage, we're attracted to the diversity and long-term profit potential of the entire Aegon product line, which also includes pension and asset management.

Mundoval Differentiators

- Management Team invested in fund alongside clients.
- Long-term investment horizon with low turnover of portfolio holdings.
- Diversified across both US and international businesses.
- Consistent investment approach through market cycles.

Mundoval Facts as of 3/31/11

Ticker:	MUNDX
CUSIP:	62613P202
Inception Date:	9/3/2004
Holdings:	35
2010 Turnover:	34%
Net Assets:	$12.2 mil
Audited Expense Ratio:	1.50%
Total Annual Fund Operating Expenses:	1.52%

No sales loads or distribution fees

Contact Us

We want to hear from you!

Call, email, or visit us to learn more about Mundoval and our approach to global value investing:

INFO@MUNDOVAL.COM

(858) 454-4837

7855 Ivanhoe Ave. # 210
La Jolla, CA 92037

You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information

about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.

ING Group:

- ING Groep N.V. is a leading global banking and insurance group. ING is the leading provider of life insurance in the Benelux region (Belgium, Netherlands & Luxembourg) and Central and Eastern Europe (Poland and Romania). Ranked fourth amongst foreign life insurers in Asia, ING generates the majority of its premium income in Asia from Japan and Korea. Latin American insurance activities are pension focused and primarily based in Peru, Uruguay, Mexico, Chil and Columbia.[5]
- Currently selling at a slight discount to its tangible book value, we believe ING Groep offers shareholders the opportunity to own a large, global insurance operation at a reasonable price in relation to its valuation.

1. www.allstate.com/about.aspx. 2. http://investor.travelers.com. 3. www.munichre.com. 4. www.aegon.com. 5. www.ing.com.

Industry Focus: Insurance Companies

Investor update, April 2011

What Insurance Companies are Held in Mundoval, and Why?

Allstate:

- A fortune 100 company offering 13 lines of insurance, including property, life, auto and commercial.
- We're attracted to Allstate's history of cash generation, which exceeded $2 billion in each of the past 10 years.[1]

Travelers:

- Founded in 1864, today Travelers offers insurance across 22 product lines, primarily property and casualty insurance.2
- We like Travelers' ability to steadily generate net income over expenses, including in 2008 when both financial and natural crises pushed most other insurers into the red for the year.

Munich Re Group:

- When insurance providers need insurance themselves, they often turn to Munich Re, a German reinsurance company with 40 million clients in 30 countries.[3]
- As investors, we like the diversity of Munich Re business, which is spread over various nations, client types, and product lines, helping to limit risk at the client and corporate level.

Aegon:

- Aegon today offers insurance and asset management products worldwide, including a long-time US presence via its subsidiary, Transamerica.[4]
- Although Aegon's life insurance business carries a fair amount of leverage, we're attracted to the diversity and long-term profit potential of the entire Aegon product line, which also includes pension and asset management.

ING Group:

- The leading provider of life insurance in the Benelux region (Belgium, Netherlands & Luxembourg) and Central and Eastern Europe (Poland and Romania). ING generates the majority of its premium income in Asia from Japan and Korea. Latin American insurance activities are pension–focused and primarily in Peru, Uruguay, Mexico, Chile and Columbia.[5]
- Currently selling at a slight discount to its tangible book value, we believe ING Group offers shareholders the opportunity to own a large, global insurance operation at a reasonable price in relation to its valuation.

1. www.allstate.com/about.aspx. 2. http://investor.travelers.com. 3. www.munichre.com. 4. www.aegon.com. 5. www.ing.com.

About the Mundoval Fund

Investment Strategy

The Mundoval Fund seeks long-term capital appreciation by investing in U.S. and international businesses.

The Fund's strategy focuses on value style investing by owning shares of companies believed to be trading at a discount to their intrinsic value.

Fund Facts as of 3/31/11

Ticker	MUNDX	2010 Portfolio Turnover	34%
CUSIP	62613P202	Net Assets (millions)	$12.16
Inception Date	9/3/2004	Audited Expense Ratio	1.50%
Total Holdings	35	Total Annual Operating Expenses	1.52%

No sales loads or distribution fees

Differentiating Factors

- Portfolio Manager invested in fund alongside clients.
- Long-term, multi-year investment horizon with low portfolio turnover.
- Concentrated portfolio of high-conviction ideas.
- Business valuations that prioritize free cash flow generation.

You should consider the investment objectives, risks, charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.